REVISED SCHEDULE A

To the Amended and Restated Subadvisory Agreement, made the 26[th] day of January, 2009 by and between Allianz Investment Management LLC, a Minnesota limited liability company, and J.P. Morgan Investment Management Inc., a Delaware corporation (the "Subadviser").

Compensation pursuant to Section 4 of Subadvisory Agreement shall be calculated in accordance with the following schedule:

       Average Daily Net Assets*                      Rate
       First $100 million                             0.45%
       Thereafter                                     0.40%
__________________
   *When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g. if average daily net assets are $300 million, a rate of 45 bps would apply to $100 million, a rate of 40 bps would apply to the remaining $200 million.

The rates set forth above apply to the aggregate average daily net assets that are subject to the Subadviser's investment discretion in the following fund:

                         AZL JPMORGAN U.S. EQUITY FUND

Acknowledged:

ALLIANZ INVESTMENT                J.P. MORGAN INVESTMENT
MANAGEMENT LLC                    MANAGEMENT INC.

By:  /s/ Brian Muench             By:  /s/ Scott G Moritz
   ______________________            ________________________

Name:  Brian Muench               Name:  Scott G. Moritz
Title:  Vice President            Title:  Vice President






Revised to remove AZL JPMorgan Large Cap Equity Fund following Reorganization of the AZL Variable Insurance Products Trust (effective as of October 26, 2009)





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